Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement No. 333-106210 on Form S-8 and in Registration Statement No. 333-118891 on Form S-3 of: 1) our report dated March 15, 2006, relating to the consolidated financial statements and financial statement schedule of Pioneer Companies, Inc. and subsidiaries, (“Pioneer”) (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the adoption of Financial Accounting Standards Board Interpretation No. 47, Accounting for Conditional Asset Retirement Obligation on December 31, 2005), and 2) our report dated March 15, 2006, relating to management’s report on the effectiveness on internal control over financial reporting, appearing in this Annual Report on Form 10-K of Pioneer for the year ended December 31, 2005.
/s/ Deloitte & Touche LLP
Houston, Texas
March 15, 2006